                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                   (Mark One)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
          For the transition period from _____________ to _____________


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       CHICAGO BRIDGE & IRON SAVINGS PLAN
                        c/o Chicago Bridge & Iron Company
                           1501 North Division Street
                           Plainfield, Illinois 60544

     B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Chicago Bridge & Iron Company, N.V.
                                Polarisavenue 31
                                2132 JH Hoofdorp
                                 The Netherlands

CHICAGO BRIDGE & IRON SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits as of
   December 31, 2002 and 2001                                                 2

  Statement of Changes in Net Assets Available for Benefits for the
   Year Ended December 31, 2002                                               3

  Notes to Financial Statements                                             4-8

SUPPLEMENTAL SCHEDULES:

  Form 5500, Schedule H, Part IV, Line 4i--
   Schedule of Assets (Held at End of Year), as of December 31, 2002          9

  Form 5500, Schedule H, Part IV, Line 4d--
   Schedule of Nonexempt Transactions for the Year Ended December 31, 2002   10



(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

INDEPENDENT AUDITOR'S REPORT

To the Plan Administrator of the
Chicago Bridge & Iron Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Chicago Bridge & Iron Savings Plan (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Plan as of December 31, 2001 was audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on that statement in their report, dated May 30, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2002 financial statements taken as a whole. The supplemental schedules of assets (Held at Year End) as of December 31, 2002 and Nonexempt Transactions for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Chicago, Illinois
May 9, 2003

CHICAGO BRIDGE & IRON SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

ASSETS                                                 2002             2001
PARTICIPANT DIRECTED INVESTMENTS (NOTE 3)          $208,644,557     $222,478,507

EMPLOYER CONTRIBUTION RECEIVABLE                      9,043,241        5,814,346
                                                   ------------     ------------
NET ASSETS AVAILABLE FOR BENEFITS                  $217,687,798     $228,292,853
                                                   ============     ============

See notes to financial statements.

CHICAGO BRIDGE & IRON SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Interest                                                       $     364,912
   Dividends                                                          4,279,281
   Plan transfers in (Note 1)                                         4,838,613
   Contributions:
      Participant                                                    11,396,054
      Rollovers                                                       5,958,303
      Employer                                                       13,513,555
                                                                  -------------
           Total additions                                           40,350,718
                                                                  -------------
DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
  Net depreciation in fair value of investments (Note 3)             32,053,266
  Benefits paid to participants                                      18,889,927
  Administrative expenses (Note 4)                                       12,580
                                                                  -------------
           Total deductions                                          50,955,773
                                                                  -------------
NET DECREASE                                                        (10,605,055)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                 228,292,853
                                                                  -------------
  End of year                                                     $ 217,687,798
                                                                  =============

See notes to financial statements.

CHICAGO BRIDGE & IRON SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

1.  DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

    The following describes the major provisions of the Chicago Bridge & Iron Savings Plan (the "Plan") and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    GENERAL--The Plan is a defined contribution plan in which designated employees of Chicago Bridge & Iron Company and certain of its wholly owned subsidiaries (the "Company") are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    T. Rowe Price Trust Company (the "Trustee") serves as trustee. The record keeper for the Plan, under a contract with the Company, is T. Rowe Price Retirement Plan Services, Inc. ("RPS").

    MERGERS INTO PLAN--Effective January 1, 2002, the Morse Construction Group division of the Rock-Mo 401(k) Plan merged into this plan. Participant account balances of $629,122 were transferred to the Plan during 2002.

    Effective October 3, 2002, the CB&I Shop Employees 401(k) Plan merged into this Plan. Participant account balances of $4,209,491 were transferred to the Plan during 2002.

    Effective December 31, 2000, the Howe-Baker Engineers, Inc. Employees' Profit-Sharing 401(k) Plan, Matrix Engineering, Inc. Savings Plan, A&B Buildings, Inc. Savings Plan and Callidus Technologies 401(k) Savings Plan ("Merged Plans"), merged into this Plan.

    PARTICIPANT AND COMPANY CONTRIBUTIONS--The Plan is a combination profit-sharing and 401(k) voluntary salary deferral plan. Except as noted below, the Company automatically contributes 5% of annual pay (including overtime and incentive compensation) and may contribute up to 12% depending on Company performance and IRS limits on compensation. The Company contribution is applicable for each eligible participant following the end of the Plan year for which the contribution is made. Participants may contribute amounts on a pretax deferred basis from a minimum of 1% to a maximum of 75% of compensation subject to the dollar limits set by the IRS, or lower percentage limits set by the Company in advance of a given Plan year. Participants may elect to change their contribution percentages at any time in advance of the next payroll period.

    The Company contributes a dollar-for-dollar match of the participants' annual 401(k) contributions, up to the first 3% of the compensation that the participant elects to contribute.

    For purposes of contributions, the following applies for participants covered by the merged plans:

    - For participants who formerly participated in the Howe-Baker Engineers, Inc. Employees' Profit-Sharing 401(k) Plan, the Company contributes 1% of compensation. Additionally the Company makes matching contributions of 50% of the first 4% of compensation, and may make additional discretionary contributions. A discretionary contribution of $1,418,966 was made for the Plan year ended December 31, 2002.

    - For participants who formerly participated in the Matrix Engineering, Inc. Savings Plan or the A&B Builders, Inc. Savings Plan, the Company makes matching contributions of 50% of the first 6% of compensation, and may make discretionary contributions as determined each year. There were no discretionary contributions during the year.

    - For participants who formerly participated in the Callidus Technologies 401(k) Savings Plan, the Company automatically contributes 3% of annual pay (including overtime and incentive compensation) and may contribute up to 6% depending on Company performance and IRS limits on compensation; makes matching contributions of 100% of the first 3% of compensation; and may make discretionary Company contributions as determined each year. A discretionary contribution of $316,805 was made for the Plan year ended December 31, 2002.

    - For participants who formerly participated in the CB&I Shop Employees 401(k) Plan, which merged with the Plan during 2002, the Company makes matching contributions of 100% up to $0.60 per hour for total hours worked for Clive and Warren employees and $0.70 per hour up to October 31, 2002 and $0.75 per hour beginning November 1, 2002 for total hours worked for Provo employees.

    - For participants employed by Morse Construction Group who formerly participated in the Rock-Mo 401(k) Plan, the Company makes matching contributions of 100% of the first 3% of compensation; and may make discretionary Company contributions as determined each year. No discretionary contribution was made for the Plan year ended December 31, 2002.

    PARTICIPANT ACCOUNTS--Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, Company contributions, and allocation of investment earnings or losses. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    INVESTMENT OPTIONS--Participants direct the investment of their account balances into any or all of a number of investment options which include mutual funds investing in equities (including the TradeLink investment account investing in mutual funds beyond the Trustee's family of funds) a company stock fund (which invests in the common stock of Chicago Bridge & Iron Company, N.V.), an income fund investing in bonds, stable value fund, and a money market fund.

    The Plan's investments in the common stock of Placer Dome, Inc. and Mississippi Chemical Corp. result from prior plan mergers and no future investment is permitted in those investments.

    VESTING--Company matching contributions vest 100% after three years and the Company's annual contributions vest 100% after five years of service with the Company. Participants who terminate their participation in the Plan due to retirement, disability, death or work force reduction are granted full vesting in Company contributions.

    For participants formerly included in the CB&I Shop Employee 401(k) Plan, Company matching contributions prior to 2002 vest over a five-year cliff-vesting schedule. Company contributions in 2002 vest over a three-year cliff-vesting schedule.

    PARTICIPANT LOANS--Participants may borrow up to 50% of their vested account balances, up to $50,000, with a minimum loan amount of $1,000. No more than one loan may be outstanding from a participant's account at any time. Loans are secured by the balance in the participant's account, bear interest at the prime rate plus 1% and are repayable over a period not to exceed five years, except for principal residence loans, which are repayable over a period not to exceed fifteen years. Any amount borrowed is deducted pro rata from the funds in which the participant account is invested. Repayments of principal and interest are credited to the funds in which the participant's deferrals are invested.

    PAYMENT OF BENEFITS--Upon termination of employment, participants may receive a lump-sum payment of their account balances, subject to the vesting provisions described above. Other payment forms are available to certain participants for accounts existing prior to January 1, 1997.

    FORFEITURES--Forfeited accounts, representing the unvested portion of the Company's contributions, were approximately $420,000 and $179,000 as of December 31, 2002 and 2001, respectively. These balances will be used to reduce future Company contributions.

2.  SUMMARY OF ACCOUNTING POLICIES

    BASIS OF ACCOUNTING--The accompanying financial statements of the Plan were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

    USE OF ESTIMATES--The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

    INVESTMENT VALUATION AND INCOME RECOGNITION--Investments are stated at fair value, except for investments in the Stable Value Fund, which is stated at contract value (which includes accrued interest). Mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are stated at cost plus accrued interest.

    The T. Rowe Price Stable Value Fund is a common and collective trust ("CCT"). The Plan owns shares in this CCT, which, in turn, holds shares in the underlying securities, which includes guaranteed investment contracts. The fund provides for benefit-responsive withdrawals at contract value. The average yield for the CCT was approximately 5.63% for the year ended December 31, 2002. The crediting interest rate for the CCT was approximately 4.85% and 5.44% at December 31, 2002 and 2001, respectively.

    Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

    NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS--Net realized and unrealized depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

    ADMINISTRATIVE EXPENSES--Trustee fees are paid by the Plan. Investment management fees, agent fees and brokerage commissions are paid by the Plan and are included as a reduction of the return earned on each fund. Other outside professional, administrative services are paid or provided by the Company.

    PAYMENT OF BENEFITS--Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid at December 31, 2002 and 2001.

3.  INVESTMENTS

    The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2002 and 2001:

                                                      2002              2001
      T. Rowe Price Balanced Fund                  $31,902,989       $37,540,450
      T. Rowe Price Blue Chip Growth Fund           30,718,954        39,927,376
      T. Rowe Price Equity Income Fund              26,613,969        32,220,185
      T. Rowe Price Equity Index 500 Fund                             21,784,737
      T. Rowe Price Equity Index Trust              17,134,072
      T. Rowe Price Prime Reserve Fund                                24,867,360
      T. Rowe Price Summit Cash Reserves Fund       29,210,480
      T. Rowe Price Stable Value Fund               21,240,522        14,844,674
      T. Rowe Price New Horizons Fund               11,374,919        15,158,195

    During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $32,053,266 as follows:

     Mutual funds:
      T.Rowe Price Janus Fund                                      $ (1,041,815)
      T.Rowe Price Trade Link Investments Account                       111,827
      T.Rowe Price International Stock Fund                          (1,409,403)
      T.Rowe Price New Horizons Fund                                 (4,166,241)
      T.Rowe Price Small Cap Value fund                                (622,625)
      T.Rowe Price Equity Index Trust                                (5,165,274)
      T.Rowe Price Balanced Fund                                     (4,243,282)
      T.Rowe Price Equity Income Fund                                (5,274,013)
      T.Rowe Price Spectrum Income Fund                                 178,697
      T.Rowe Price Spectrum Growth Fund                              (1,168,444)
      T.Rowe Price Blue Chip Growth Fund                             (9,827,527)
                                                                   ------------
                                                                    (32,628,100)
      Common stock                                                      574,834
                                                                   ------------
      Total                                                        $(32,053,266)
                                                                   ============

4.  RELATED-PARTY TRANSACTIONS

    All of the investment fund options are managed by T. Rowe Price Associates, Inc. ("Associates") an affiliate of the Trustee, except for the Stable Value Fund, Equity Index Trust Fund, and the International Stock Fund. The Stable Value Fund ("CCT") and the Equity Index Trust Fund are managed by the Trustee. The International Stock Fund is managed by Rowe Price-Fleming International, Inc., a joint venture between Associates and Robert Fleming Holdings Ltd. of London.

    At December 31, 2002 and 2001, the Plan held 127,900.120 and 122,923.860 units (or shares), of Chicago Bridge & Iron Company, N.V. ("CB&I N.V."), the Plan's sponsor, with a cost basis of $3,862,584 and $1,545,496, respectively. During the year ended December 31, 2002, the Plan recorded dividend income from the CB&I N.V. stock of $29,902.

5.  PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts regardless of the period of service.

6.  TAX STATUS

    The Internal Revenue Service has determined and informed the Company by a letter, dated May 21, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

7.  NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

    During the plan year ended December 31, 2002, there was a deemed loan made to the Company when the employees' 401(k) contributions were not remitted to the Plan on a timely basis. The Company subsequently remitted the contributions to the Plan and repaid the Plan for the interest incurred on the loan. The interest was calculated using the highest rate earned by the plan assets during 2002 until the contribution was remitted to the Plan.

                                     ******

                                                                    SCHEDULE I
CHICAGO BRIDGE & IRON SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4I--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002
(EMPLOYER IDENTIFICATION NUMBER 06-1477022, PLAN NUMBER 001)

-----------------------------------------------------------------------------------------------
      IDENTITY OF ISSUER, BORROWER,                                                   CURRENT
        LESSOR OR SIMILAR PARTY                DESCRIPTION OF INVESTMENT               VALUE

                                             Mutual funds:
* T. Rowe Price                             Spectrum Income Fund                  $  10,838,463
* T. Rowe Price                             Balanced Fund                            31,902,989
* T. Rowe Price                             Blue Chip Growth Fund                    30,718,954
* T. Rowe Price                             Equity Income Fund                       26,613,969
* T. Rowe Price                             Equity Index Trust                       17,134,072
* T. Rowe Price                             Summit Cash Reserves Fund                29,210,480
* T. Rowe Price                             International Stock Fund                  5,877,019
* T. Rowe Price                             Spectrum Growth Fund                      4,328,657
* T. Rowe Price                             New Horizons Fund                        11,374,919
* T. Rowe Price                             Janus Fund                                2,925,304
* T. Rowe Price                             Small Cap Value Fund                      7,516,654
* T. Rowe Price                             Stable Value Fund                        21,240,522
* T. Rowe Price                           Trade Link Investments Account                152,726
  Placer Dome Inc.                        Common stock                                   77,145
  Mississippi Chemical Corp.              Common stock                                      521
* Chicago Bridge & Iron Company N. V.     Common stock                                3,862,584
* Participant loans                       Interest rates--5.75% to 10.5%,
                                            maturing 2003 to 2018                     4,869,579
                                                                                  -------------
  TOTAL                                                                           $ 208,644,557
                                                                                  =============

* Represents a party-in-interest to the Plan.

                                                                     SCHEDULE II

CHICAGO BRIDGE & IRON SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4D--
SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002
(EMPLOYER IDENTIFICATION NUMBER 06-1477022, PLAN NUMBER 001)

------------------------------------------------------------------------------------------------------------------------------------
                                     RELATIONSHIP
                                       OF PLAN,
                                       EMPLOYER             DESCRIPTION OF TRANSACTION
                                       OR OTHER              INCLUDING MATURITY DATE,                                   (i) INTEREST
                                       PARTY IN           RATE OF INTEREST, COLLATERAL,                   (d) AMOUNT       INCURRED
  IDENTITY OF PARTY INVOLVED (a)     INTEREST (b)           PAR OR MATURITY VALUE (c)                        LOANED         ON LOAN

Chicago Bridge & Iron Company        Plan sponsor   Lending of monies from the Plan to the Plan sponsor
                                                    (contributions not remitted to the Plan on time) and
                                                    interest on the loan as follows:

                                                    Deemed loan occurred July 21, 2001, matured August 14,
                                                    2001 for $22,768, with interest at various rates         $ 22,768        $ 578
                                                                                                             ========        =====
                                                    Deemed loan occurred September 22, 2001, matured
                                                    September 28, 2001 for $23,198, with interest at
                                                    various rates                                            $ 23,198        $ 160
                                                                                                             ========        =====
                                                    Deemed loan occurred September 22, 2001, matured
                                                    September 28, 2001 for $23,792, with interest at
                                                    various rates                                             $ 23,792       $ 164
                                                                                                              ========       =====

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: June 24, 2003


                       CHICAGO BRIDGE & IRON SAVINGS PLAN


                           By: /s/ David P. Bordages
                              -------------------------------
                              David P. Bordages
                              Vice-President, Human Resources
                              and Administration

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

  23                     Independent Auditor's Consent


  99                     Section 906 Certification